PRESS RELEASE

                                                                        Contact:
                                                                  Todd A. Gipple
                                                        Executive Vice President
                                                         Chief Financial Officer
                                                           (309) 736-3580 - Work
                                                           (319) 381-3731 - Home

FOR IMMEDIATE RELEASE
May 15, 2001

                            Quad City Holdings, Inc.
                        Announces Third Quarter Earnings

Quad City Holdings, Inc. (Nasdaq SmallCap: QCHI) today announced earnings for the third fiscal quarter ended March 31, 2001 of $623,000 or basic and diluted earnings per share of $.28 and $.27, respectively. For the March 31, 2000 quarter, the Company reported earnings of $760,000 or basic and diluted earnings per share of $.33 and $.32, respectively. Earnings for the nine months ended March 31, 2001 were $1.6 million, or basic and diluted earnings per share of $.72 and $.70, respectively, as compared to $2.1 million or basic and diluted earnings per share of $.92 and $.90, respectively, for the same period one year ago.

The reduction in earnings for both the quarter and nine months ended March 31, 2001, as compared to the same periods one year ago, was the result of several factors. These factors included the opening of the Company's fourth full-service banking facility on Utica Ridge Road in Davenport and a reduction in processing volumes and profitability at Quad City Bancard.

The Company's total assets increased by $39.1 million or 11% to $406.7 million at March 31, 2001 from $367.6 million at June 30, 2000. During the same period, gross loans increased by $35.6 million or 15% to $277.5 million from $241.9 million at June 30, 2000. Total deposits increased 7% to $309.1 million at March 31, 2001 from $288.1 million at June 30, 2000. Stockholders' equity was $23.1 million at March 31, 2001 as compared to $20.1 million at June 30, 2000.

Net interest income for the three and nine months ended March 31, 2001 was $3.0 million and $8.8 million as compared to $2.7 million and $8.0 million, respectively, for the same periods one year ago. For the three and nine month periods ended March 31, 2001, net interest margin was 3.29% and 3.33%, respectively, as compared to 3.45% and 3.48%, respectively, for the same periods in 2000.

In April 2001, the Company announced plans to expand its banking operations to the Cedar Rapids, Iowa market. Initially, the Cedar Rapids operation will function as a branch of Quad City Bank & Trust Company subject to regulatory approvals that are expected in May 2001. The Company has filed regulatory applications to establish a separately chartered bank in the Cedar Rapids market, to be called Cedar Rapids Bank and Trust Company. The Company expects to transfer the branch operations into this new charter upon receiving regulatory approval, likely in the fall of 2001. The Company plans to raise additional equity capital in the amount of approximately $5 million, through a private placement of common stock, during the summer of 2001 to help capitalize the new bank.

"Clearly, Cedar Rapids is one of the strongest business markets in the State of Iowa, yet the community currently lacks a locally managed community oriented bank with a focus on commercial banking. With the talented group of local bankers who will manage Cedar Rapids Bank and Trust Company, and their local board of directors, we have the winning combination to capitalize on the opportunity to fill this niche in Cedar Rapids." said Doug Hultquist, President and Chief Executive Officer.

Todd Gipple, Executive Vice President and Chief Financial Officer added, "Cedar Rapids Bank and Trust Company will utilize many of our established administrative and support functions. This existing infrastructure will enable us to efficiently provide support services and allow the Cedar Rapids team to focus on rapid growth and providing the highest levels of customer service in their market."

"In addition, leveraging these existing administrative and support resources over the expanded banking operations should allow Cedar Rapids Bank and Trust Company to become profitable much more quickly than the typical de novo bank. Historically, de novo banks achieve profitability by the end of their third year of operations. Quad City Bank and Trust Company became profitable on a monthly basis in its sixteenth month of operations. We hope to meet or exceed these results with the Cedar Rapids charter."

Quad City Holdings, Inc., headquartered in Moline, Illinois, is a bank holding company which serves the Quad City area via its wholly owned subsidiary, Quad City Bank and Trust Company, based in Bettendorf, Iowa. Quad City Bank and Trust Company, which commenced operations in 1994, provides full-service commercial and consumer banking, and trust and asset management services. The company also engages in merchant credit card processing through its wholly owned subsidiary, Quad City Bancard, Inc., based in Moline, Illinois.

This release may contain forward-looking statements. Forward looking statements are identifiable by the inclusion of such qualifications as expects, intends, believes, may, likely or other indications that the particular statements are not based upon facts but are rather based upon the Company's beliefs as of the date of this release. Actual events and results may differ significantly from those described in such forward looking statements, due to changes in the economy, interest rates or other factors. For additional information about these factors, please review our filings with the Securities and Exchange Commission.

                                                        As of
                                       March 31,       June 30,       March 31,
                                         2001            2000           2000
                                       -----------------------------------------
(dollars in thousands, except
  share data)

SELECTED BALANCE SHEET DATA
Total assets ......................    $  406,711     $  367,622     $  349,352
Securities ........................        54,761         56,129         61,593
Total loans .......................       277,446        241,853        218,183
Allowance for loan losses .........         4,084          3,617          3,303
Total deposits ....................       309,064        288,067        277,431
Total stockholders' equity ........        23,079         20,071         20,136
Common shares outstanding .........     2,265,420      2,283,920      2,325,416
Book value per common share .......    $    10.19     $     8.79     $     8.66
Full time equivalent employees ....           166            157            146

CAPITAL RATIOS
Tier 1 leverage ...................          7.54%          8.06%          8.13%
Tier 1 risk-based capital .........          9.78%         10.39%         11.40%
Total risk-based capital ..........         12.44%         13.47%         14.66%

                                                            For The
                                                            Quarter
                                                             Ended
                                                March 31,   June 30,   March 31,
                                                  2001        2000       2000
                                                --------------------------------
(dollars in thousands)

ANALYSIS OF LOAN DATA
Net charge-offs ............................    $    36     $    80     $    124

                                                             As of
                                                March 31,   June 30,   March 31,
                                                  2001        2000       2000
                                                --------------------------------

Nonaccrual loans ...........................    $  1,161    $    383    $  1,216
Accruing loans past due 90 days or more ....         440         353         729
Total nonperforming assets .................       1,601         736       1,945

Loan mix:
Commercial .................................     195,071     167,683     147,842
Real estate ................................      45,146      39,765      38,040
Installment and other consumer .............      37,229      34,405      32,301
Total loans ................................     277,446     241,853     218,183

                                                  For the Quarter      For the Nine Months
                                                  Ended March 31,        Ended March 31,
                                                 2001        2000        2001       2000
                                               --------------------------------------------
(dollars in thousands, except per share data)

SELECTED INCOME STATEMENT DATA
Interest income ............................   $  7,279    $  5,953    $ 21,522    $ 17,688
Interest expense ...........................      4,313       3,300      12,756       9,732
Net interest income ........................      2,966       2,653       8,766       7,956
Provision for loan losses ..................        148          85         668         657
Noninterest income .........................      1,632       1,624       4,420       4,620
Noninterest expense ........................      3,471       2,960      10,015       8,461
Income tax expense .........................        356         472         876       1,323
Net income .................................        623         760       1,627       2,135

Earnings per common share (basic) ..........   $   0.28    $   0.33    $   0.72    $   0.92
Earnings per common share (diluted) ........   $   0.27    $   0.32    $   0.70    $   0.90


AVERAGE BALANCES
Assets .....................................   $400,379    $343,650    $384,571    $337,733
Deposits ...................................    309,251     274,599     299,233     259,410
Loans ......................................    271,702     208,291     260,465     207,953
Stockholders' equity .......................     22,444      19,726      21,433      19,241

KEY RATIOS
Return on average assets (annualized) ......       0.62%       0.88%       0.56%       0.84%
Return on average common equity (annualized)      11.10%      15.41%      10.12%      14.79%
Net interest margin ........................       3.29%       3.45%       3.33%       3.48%
Efficiency ratio ...........................      75.47%      68.92%      75.80%      66.98%

                                                       For the Quarter Ended    For the Nine Months Ended
                                                             March 31,                  March 31,
                                                        2001          2000          2001          2000
                                                     -----------------------------------------------------
(dollars in thousands, except share data)

ANALYSIS OF NONINTEREST INCOME
Merchant credit card fees, net of processing costs   $       402   $       653   $     1,203    $  1,836
Trust department fees ............................           566           525         1,583       1,388
Deposit service fees .............................           218           137           565         444
Gain on sales of loans, net ......................           314            71           612         300
Securities gains (losses), net ...................          --              15           (23)         15
Other ............................................           132           223           480         637
   Total noninterest income ......................         1,632         1,624         4,420       4,620

ANALYSIS OF NONINTEREST EXPENSE
Salaries and employee benefits ...................   $     2,105   $     1,806   $     5,841    $  5,019
Professional and data processing fees ............           267           230           860         655
Advertising and marketing ........................           113           117           393         304
Occupancy and equipment expense ..................           489           376         1,407       1,177
Stationery and supplies ..........................            83            83           253         244
Postage and telephone ............................            98            84           292         266
Other ............................................           316           264           969         796
   Total noninterest expenses ....................         3,471         2,960        10,015       8,461

WEIGHTED AVERAGE SHARES
Common shares outstanding (a) ....................     2,265,420     2,324,004     2,269,476   2,311,313
Incremental shares from assumed conversion:
    Options ......................................        45,692        59,474        47,335      65,698
Adjusted weighted average shares (b) .............     2,311,112     2,383,478     2,316,811   2,377,011

(a)  Denominator for Basic Earnings Per Share
(b)  Denominator for Diluted Earnings Per Share